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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Procuro, Inc.
6100 Neil Road, Suite 500
Reno, Nevada 89511
Copies to:
Fennemore Craig, P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012
Attn: Leonardo Loo, Esq.
(602) 916-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 27, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	U58215101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Procuro, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		54,146,188

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,146,188

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,146,188

WITH	10	SHARED DISPOSITIVE POWER

		54,146,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,146,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.84%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1 The 93.84% beneficial ownership is based on the Issuer’s representation in its Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on January 15, 2008 that there were 57,702,803 shares of Common Stock issued and outstanding as of January 15, 2008.

Item 1.	Security and Issuer.
     This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed on behalf of Procuro, Inc. with the Securities and Exchange Commission on April 23, 2007, and amended on June 29, 2007, September 24, 2007, October 4, 2007, and December 11, 2007, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of MedAire, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.

Item 2.	Identity and Background.
     No change.

Item 3.	Source and Amount of Funds or Other Consideration.
     No change.

Item 4.	Purpose of Transaction.
     No change.

Item 5.	Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     The descriptions contained in Item 3 and 4 above are incorporated herein by reference. Based on the Issuer’s Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on January 15, 2008, as of January 15, 2008, there were 57,702,803 shares of Common Stock of the Issuer outstanding. As of the date hereof, Procuro is deemed to beneficially own 54,146,188 shares of the Issuer Common Stock, representing 93.84% of the 57,702,803 outstanding shares of the Issuer. Procuro holds sole and shared voting power over 54,146,188 shares of Common Stock and sole and shared dispositive power over 54,146,188 shares of Common Stock. Due to Garrett’s role as director of Procuro and because Garrett has the authority to direct how votes of the Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by Gaelic and Garrett in certain instances described in the Shareholders Agreement, Garrett and Gaelic hold shared voting and dispositive power over 13,511,465 shares of Common Stock of the Issuer, representing 23.42% of the issued and outstanding Common Stock of the Issuer, 13,501,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are beneficially owned by Garrett through Procuro. Due to Sabourin’s role as director of Procuro and because he has the authority to direct how votes of the Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by the BDS Parties in certain instances described in the Shareholders Agreement, Sabourin holds shared voting power over 40,634,723 shares of Common Stock of the Issuer, representing 70.42% of the issued and outstanding Common Stock of the Issuer, 17,565,568 of which are beneficially owned by BDS indirectly through Procuro, and 23,069,155 of which are beneficially owned by Excellus indirectly through Procuro.
     With respect to transactions effected in the past 60 days, on January 8, 2008, Excellus Investments Pte Ltd. transferred 850,000 shares of Common Stock of the Issuer into Procuro as a capital contribution in exchange for shares of Procuro common stock pursuant to the terms of the Shareholders Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 6, 2008

PROCURO, INC.

By:	/s/ Laurent Sabourin

Laurent Sabourin, President
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)